Exhibit 99.1

MY Reports Fourth Quarter and Full Year 2015 Unaudited Results

ZHONGSHAN, China, April 18, 2016 /PRNewswire/ — China Ming Yang Wind Power Group Limited (NYSE: MY) (“Ming Yang” or the “Company”), a leading wind energy solution provider in China, today announced its unaudited financial results for the quarter and the full year ended December 31, 2015.

Fourth Quarter 2015 Operating and Financial Highlights:

•	Total revenue was RMB2,160.3 million (US$333.5 million), compared to RMB1,996.0 million in the fourth quarter of 2014.

•	Gross profit was RMB342.4 million (US$52.9 million), compared to RMB271.9 million in the fourth quarter of 2014.

•	Gross margin was 15.8%, compared to 13.6% in the fourth quarter of 2014.

•	Profit for the period was RMB77.5 million (US$12.0 million), compared to RMB84.0 million in the fourth quarter of 2014.

•	Total comprehensive income was RMB85.9 million (US$13.3 million), compared to RMB80.9 million in the fourth quarter of 2014. Basic and diluted earnings per share were RMB0.47(US$0.07) and RMB0.46(US$0.07), respectively, compared to basic and diluted earnings per share of RMB0.68 and RMB0.66, respectively, in the fourth quarter of 2014.

•	Total wind turbine generators (“WTG”s) for which revenue was recognized amounted to an equivalent wind power project output of 626.5MW, representing 159 units of 1.5MW WTGs and 194 units of 2.0MW WTGs, compared to 638MW in the fourth quarter of 2014.

Full Year 2015 Operating and Financial Highlights:

•	Total revenue was RMB6,797.1 million (US$1,049.3 million), compared to RMB5,872.4 million in 2014.

•	Gross profit was RMB1,103.5 million (US$170.3 million), compared to RMB813.1 million in 2014.

•	Gross margin was 16.2%, compared to 13.8% in 2014.

•	Profit for the year was RMB277.8 million (US$42.9 million), compared to RMB354.5 million in 2014.

•	Total comprehensive income was RMB298.6 million (US$46.1 million), compared to RMB350.0 million in 2014. Basic and diluted earnings per share were RMB1.90(US$0.29) and RMB1.88(US$0.29), respectively, compared to basic and diluted earnings per share of RMB2.90 and RMB2.86, respectively, in 2014.

•	Total wind turbine generators (“WTG”s) for which revenue was recognized amounted to an equivalent wind power project output of 2,032.5MW, representing 507 units of 1.5MW WTGs and 636 units of 2.0MW WTGs, compared to 1,852MW in 2014.

Mr. Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang, commented “Driven by the tariff policy, wind energy operators rushed to install projects within the year and this resulted in a 66.4% year-over-year growth in terms of grid-connected power capacity addition, according to National Energy Administration (the “NEA”). However, during the year, the wind farm operators faced severe wind curtailment issues, especially those whose projects are located in the northern part of China.”

“During China’s 13th Five-Year-Plan period (2016-2020), we believe that there will be an opportunity for Ming Yang to rise to the next level by innovating on its business model and providing full life-cycle wind energy solutions to our customers. Recently, a number of new supportive policies have been rolled out, which we believe will lead to an improvement in curtailment and subsidy in the future. Currently, we are striving to develop technologies that can drive electricity generation while lowering per kWh costs, and we are confident we will be able to capture the growth opportunities.”

Fourth Quarter 2015 Operating Data and Unaudited Financial Results

Revenue

Revenue in the fourth quarter of 2015 was RMB2,160.3 million (US$333.5 million), compared to RMB1,996.0 million in the fourth quarter of 2014. The increase was mainly attributable to the approximately 5.0% and 3.8% increase in average 1.5MW WTG and 2.0MW WTG selling price on aper KW basis, respectively, in the fourth quarter of 2015 compared with the corresponding period of 2014.

WTGs for which revenue was recognized in the fourth quarter of 2015 amounted to an equivalent wind power project output of 626.5MW, or 159 units of 1.5MW WTGs and 194 units of 2.0MW WTGs. In the fourth quarter of 2014, revenue was recognized for WTGs with a power output of 638MW, or 280 units of 1.5MW WTGs and 109 units of 2.0MW WTGs.

Gross Profit and Gross Margin

Gross profit was RMB342.4 million (US$52.9 million), compared to RMB271.9 million in the fourth quarter of 2014. Gross margin in the fourth quarter of 2015 was 15.8%, compared to 13.6% in the fourth quarter of 2014. The increase in gross margin was mainly attributable to the increase in gross profit for WTG sales, which was a combined effect of (1) an approximately 5.0% and 3.8% increase in average 1.5MW WTG and 2.0MW WTG selling price per KW, respectively, in the fourth quarter of 2015 compared with the corresponding period of 2014, and (2) the synergy in reduction in cost of electrical components as a result of the acquisition of China Smart Electric Group Limited (RENergy) in May 2015.

On an adjusted basis, should warranty provisions be excluded from cost of sales, the Company’s adjusted gross margin would be 19.4% for the fourth quarter of 2015, compared to 16.6% for the corresponding period of 2014.

Selling and Distribution Expenses

Selling and distribution expenses were RMB121.2 million (US$18.7 million) for the fourth quarter of 2015, compared to RMB79.2 million for the corresponding period in 2014, representing an increase of 53.0% which was mainly due to the increase of RMB32.6 million (US$5.0 Million) in transportation cost because (1) more WTGs and blades were delivered in the fourth quarter of 2015, and (2) longer transportation distance was required for some projects. Besides, there is an increase in share-based compensation expense by RMB5.8 million (US$0.9 million) compared to the fourth quarter of 2014, mainly as a result of certain treasury stocks being awarded to certain management personnel in December 2015.

Administrative Expenses

Administrative expenses were RMB151.0 million (US$23.3 million) for the fourth quarter of 2015, compared to RMB99.0 million for the corresponding period in 2014, representing an increase of 52.5%. The increase in administrative expenses was mainly due to the combined effect of (1) provision for doubtful trade and other receivables of RMB43.5 million (US$6.7 million) being made in the fourth quarter of 2015 as compared to RMB31.6 million provision in the corresponding period of 2014, and (2) an increase in share-based compensation expense by RMB19.5 million (US$3.0 million) compared to the fourth quarter of 2014 as a result of certain treasury stocks being awarded to certain management personnel in December 2015.

Research and Development Expenses

Research and development expenses were RMB20.6 million (US$3.2 million) for the fourth quarter of 2015, compared to RMB23.2 million for the corresponding period in 2014.

Net Finance Income

Finance income was RMB23.6 million (US$3.6 million) for the fourth quarter of 2015, compared to RMB48.0 million for the corresponding period in 2014. The decrease in finance income was mainly attributable to (1) the decrease in interest income from bank deposits and entrusted loans; and (2) we did not recognize the finance income of RMB12.1 million in respect of certain wind farms of our EPC joint venture in the fourth quarter of 2015 as a result of wind curtailment.

Finance expenses were RMB23.8 million (US$3.7 million) for the fourth quarter of 2015, compared to RMB38.4 million for the corresponding period in 2014. The decrease in finance expenses was mainly due to the repayment of RMB1 billion of the Company’s medium-term notes that matured on January 12, 2015, which offset the Company’s increase in interest expense on discounted bills.

Profit Before Income Tax

Profit before income tax was RMB95.6 million (US$14.8 million) for the fourth quarter of 2015, compared to RMB97.5 million for the corresponding period in 2014.

Income Tax Expense

Income tax expense was RMB18.1 million (US$2.8 million) for the fourth quarter of 2015, compared to RMB13.5 million for the corresponding period in 2014.

Total Comprehensive Income and Earnings per Share

As a result of the foregoing, total comprehensive income for the fourth quarter of 2015 was RMB85.9 million (US$13.3 million), compared to RMB80.9 million for the corresponding period in 2014.

Basic and diluted earnings per share were RMB0.47 (US$0.07) and RMB0.46 (US$0.07) for the fourth quarter of 2015, respectively, compared to basic and diluted earnings per share of RMB0.68 and RMB0.66, respectively, in the corresponding period in 2014.

Foreign Currency Translation Differences

We recorded other comprehensive income of RMB8.4 million (US$1.3 million) for the fourth quarter of 2015 upon translation of the financial statements of our non-PRC entities into Renminbi, as a result of depreciation of Renminbi against U.S. dollars. We recorded other comprehensive loss of RMB3.1 million in the corresponding period in 2014 for such foreign currency translation difference,

Full Year 2015 Operating Data and Unaudited Financial Results

Revenue

Revenue in 2015 was RMB 6,797.1 million (US$1,049.3 million), compared to RMB5,872.4 million in 2014. The increase was mainly attributable to (1) an increase in sales of WTGs in 2015; and (2) the approximately 3.5% and 3.1% increase in average 1.5 MW WTG and 2.0MW WTG selling price on a per KW basis, respectively, in 2015 compared with the corresponding period of 2014.

WTGs for which revenue was recognized in 2015 amounted to an equivalent wind power project output of 2,032.5MW, or 507 units of 1.5MW WTGs and 636 units of 2.0MW WTGs. In 2014, revenue was recognized for WTGs with a power output of 1,852MW, or 844 units of 1.5MW WTGs and 293 units of 2.0MW WTGs.

Gross Profit and Gross Margin

Gross profit was RMB1,103.5 million (US$170.4 million), compared to RMB813.1 million in 2014. Gross margin in 2015 was 16.2%, compared to 13.8% in 2014. The increase in gross margin was attributable to the increase in gross margin for WTG sales which was mainly due to the increase of selling prices and the decrease of production cost as a result of the synergy effect from acquisition of RENergy. On an adjusted basis, should warranty provisions be excluded from cost of sales, the Company’s adjusted gross margin would be 19.5% for 2015, compared to 16.9% in 2014.

Selling and Distribution Expenses

Selling and distribution expenses were RMB325.5 million (US$50.2 million) in 2015, compared to RMB237.2 million in 2014, representing an increase of 37.2%, which was mainly due to the increase of RMB84.1 million (US$13.0 million) in transportation fees, because (1) more WTGs and blades were delivered in 2015; and (2) longer transportation distance was required for some projects. Besides, there is an increase in share-based compensation expense as a result of certain treasury stocks awarded to certain management personnel in December 2015 as mentioned above.

Administrative Expenses

Administrative expenses were RMB460.2 million (US$71.0 million) in 2015, compared to RMB243.1 million in 2014, representing an increase of 89.3%. The increase in administrative expenses was mainly due to the combined effect of (1) provision for doubtful trade and other receivables of RMB130.2 million (US$20.1 million) being made in 2015 as compared to RMB3.6 million provision reversed in 2014; (2) an increase in share-based compensation expense by RMB19.5 million (US$3.0 million) compared to 2014 as a result of certain treasury stocks awarded to certain management personnel in December 2015; (3) an increase in staff costs of RMB18.4 million (US$2.8 million) due to the increased employee headcount for expansion of Beijing Jieyuan Xinneng Investment Co., Ltd., a wholly owned subsidiary of us and as a result of our acquisition of RENergy.

Research and Development Expenses

Research and development expenses were RMB94.0 million (US$14.5 million) in 2015, compared to RMB89.5 million in 2014. The increase was due to more research and development activities carried out in 2015.

Net Finance Income

Finance income was RMB125.7 million (US$19.4 million) in 2015, compared to RMB168.6 million in 2014. The decrease in finance income was mainly attributable to (1) the decrease in interest income from bank deposits and entrusted loans; and (2) we did not recognize the finance income of certain wind farms of our EPC joint venture as mentioned above.

Finance expenses were RMB115.3 million (US$17.8 million) in 2015, compared to RMB173.6 million in 2014. The decrease was mainly due to the decrease in average loan and the repayment of medium-term notes as mentioned above.

Gain on Loss of Control of Subsidiaries

Gain on loss of control of subsidiaries of RMB124.5 million was recognized in 2014 as a result of our deconsolidation of GWPL since January 1, 2014. There was no such gain in 2015.

Profit Before Income Tax

Profit before income tax was RMB332.1 million (US$51.3 million) in 2015, compared to RMB399.0 million in 2014.

Income Tax Expense

Income tax expense was RMB54.4 million (US$8.4 million) in 2015, compared to RMB44.5 million in 2014.

Total Comprehensive Income and Earnings per Share

As a result of the foregoing, total comprehensive income for 2015 was RMB298.6 million (US$46.1 million), compared to RMB350.0 million in 2014.

Basic and diluted earnings per share were RMB1.90 (US$0.29) and RMB1.88 (US$0.29) for 2015, respectively, compared to basic and diluted earnings per share of RMB2.90 and RMB2.86, respectively, in 2014.

Foreign Currency Translation Differences

We recorded other comprehensive income of RMB20.8 million (US$3.2 million) in 2015 upon translation of the financial statements of our non-PRC entities into Renminbi, as a result of depreciation of Renminbi against U.S. dollars. We recorded other comprehensive loss a loss of RMB 4.5 million in 2014 for such foreign currency translation difference.

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2015 were RMB1,697.9 million (US$262.1 million), compared to RMB2,169.8 million as of December 31, 2014.

Recent Business Developments

•	MY launched the our 2.0MW WTG with the largest rotor diameter – In November 2015, MY’s latest 2.0MW product featuring its 121 meter blades design was unveiled and is expected to provide customers with a new solution to reduce per kWh costs. This new product has been certificated by China General Certification and TÜV Rheinland.

•	MY completed the design of the MY SCD3.0MW-135 WTG– This next generation of 3.0MW SCD products is a successor to the existing MY SCD3.0-121 product. With the aim of providing a solution to wind projects in low-wind onshore regions where land geography and transportation are difficult for conventional products, a pilot installation of this new product is targeted to be completed and grid connected in mid-2016.

•	MY announced strategic rollout for technology upgrade –Ming Yang has been working closely with the Energy Research Centre of the Netherlands (ECN) to develop a cutting-edge model-based control system to boost power generation of various WTG products while ensuring reliability. In addition, MY acquired the core technology of the SCD gearbox by soliciting a seasoned in-house research team and cooperating with a German research firm.

Business Updates

Order Book Updates

•	New Sales Contracts — During the fourth quarter of 2015, Ming Yang entered into sales contracts for wind power projects with a total output of 642.0 MW, representing 66 units of 1.5MW WTGs, 246 units of 2.0MW WTGs and 17 units of 3.0MW WTGs.

•	Order Backlog — As of December 31, 2015, the Company’s order backlog was approximately 3.7GW, representing 357 units of 1.5MW WTGs, 1,505 units of 2.0MW WTGs, 53 units of 3.0MW SCD WTGs.

Industry Updates

•	During the year of 2015, the newly installed grid-connected wind power capacity in China was 33.0GW, a record high, according to statistics compiled by the National Energy Administration (the “NEA”). According to a draft consultation paper issued by the NEA, by the end of the 13th FYP period (2016-2020), the cumulative wind power installation in China is expected to reach 250GW. The NEA later also announced that total approved wind project construction in China will amount to 30.8GW in 2016.

•	According to data published by the NEA, China’s electricity consumption in 2015 recorded a marginal increase of 0.5% while the total power generating capacity from all energy sources rose 10.4% compared to the previous year, implying an increasing electricity oversupply. Affected by this, during the year of 2015, average wind curtailment surged by 7 percentage points to 15% and average wind energy utilization hours declined by 8.7% on a year-over-year basis.

•	In December 2015, the NDRC announced the tariff cut by lowering the wind power benchmark tariffs for new projects by RMB0.01-0.04 per kWh in 2016 and further reducing the tariff by RMB0.02-0.03 per kWh in 2018, depending on the locations and grid-connection time of the wind projects, with the aim to make the price of wind power competitive against coal power.

•	In January 2016, China’s Ministry of Finance and National Development and Reform Commission (NDRC) jointly announced to raise the renewable energy fund fee for conventional power generation, from RMB 1.5 cents per kWh to 1.9 cents per kWh. This initiative is set to address the current subsidy shortfall and further promote renewable energy in China.

•	In March 2016, the NEA announced the renewable energy quota system which specifically requires each province to generate 5-13% (national average: 9%) power output from non-hydro renewable energy sources by 2020. To provide provinces with a realistic solution to meet their targets, the NEA further proposed a market-oriented green certificate system where conventional power plants could pay to acquire certain green certificates from new energy firms to help achieve the target instead of setting up wind farms or solar farms on their own.

Note to the Financial Information

The preliminary unaudited consolidated statements of operations and comprehensive income and consolidated statements of financial position accompanying this press release (collectively the “preliminary unaudited financial information”) have been prepared by management using accounting policies that are consistent with the 2014 annual financial statements which were prepared in accordance with International Financial Reporting Standards, or IFRSs, as issued by the International Accounting Standards Board. The preliminary unaudited financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs. The preliminary unaudited financial information is also subject to finalization of impairment of EPC projects and purchase price allocation of RENergy acquisition,

Going Private Transaction

As previously announced the Company’s board of directors received a preliminary non-binding proposal letter, dated November 2, 2015, from its chairman and chief executive officer, Mr. Chuanwei Zhang, to acquire all of the outstanding ordinary shares not already beneficially owned by him in a “going-private” transaction for US$ 2.51 per ADS or ordinary share in cash.

On February 2, 2016, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with Zhongshan Ruisheng Antai Investment Co., Ltd, a limited liability company incorporated under the laws of the People’s Republic of China (“Holdco”), Regal Concord Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Holdco (“Parent”) and Regal Ally Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into our company and cease to exist, with our company continuing as the surviving company.

The Company’s board of directors, acting upon the unanimous recommendation of the special committee, which was comprised solely of independent and disinterested directors unaffiliated with any members of the management of the Company, approved the Merger Agreement and the merger and resolved to recommend that our shareholders vote to authorize and approve the Merger Agreement and the merger. The special committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The merger is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the our shareholders convened to consider the authorization and approval of the Merger Agreement.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.4778 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on December 31, 2015 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such a rate or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “to be”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “goal”, “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang’s senior management will host a conference call on Monday, April 18, 2016 at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China) to discuss its results and recent business activities.

To access the conference call, please dial:

United States:	+1-845-675-0437
International (toll):	+65-6713-5090
Mainland China:	400-620-8038 / 800-819-0121
Hong Kong:	+852-3018-6771

To access international Toll Free Dial-In numbers:

Hong Kong:	800-906-601
United States:	+1-866-519-4004

Please ask to be connected to 4Q2015 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following pass code: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	400-602-2065 / 400-632-2162 / 800-870-0206 / 800-870-0205
Hong Kong:	800-963-117
Passcode:	9018-9052

The replay will be archived for seven days following the earnings announcement until April 25, 2016.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2015.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Chao Zhang

+86-760-2813-8677

Email: ir@mywind.com.cn

http://ir.mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month period ended December 31,			For the year ended December 31,
	2014	2015	2015	2014	2015	2015
	RMB ‘000	RMB ‘000	USD ‘000	RMB ‘000	RMB ‘000	USD ‘000
Revenue	1,995,988	2,160,251	333,485	5,872,439	6,797,068	1,049,286
Cost of sales	(1,724,045)	(1,817,877)	(280,632)	(5,059,375)	(5,693,593)	(878,939)

Gross profit	271,943	342,374	52,853	813,064	1,103,475	170,347
Other income	9,722	47,334	7,307	33,085	100,252	15,476
Selling and distribution expenses	(79,153)	(121,234)	(18,715)	(237,178)	(325,483)	(50,246)
Administrative expenses	(99,024)	(150,977)	(23,307)	(243,068)	(460,227)	(71,047)
Research and development expenses	(23,229)	(20,600)	(3,180)	(89,504)	(94,022)	(14,514)

Profit from operations	80,259	96,897	14,958	276,399	323,995	50,016
Finance income	47,984	23,578	3,640	168,634	125,709	19,406
Finance expenses	(38,384)	(23,844)	(3,681)	(173,591)	(115,280)	(17,796)

Net finance income / (expense)	9,600	(266)	(41)	(4,957)	10,429	1,610
Gain on disposal of subsidiaries	7,831	—	—	3,786	163	25
Gain on loss of control of subsidiaries	—	—	—	124,460	—	—
Share of loss of associates	(155)	(1,041)	(161)	(672)	(2,445)	(377)

Profit before income tax	97,535	95,590	14,756	399,016	332,142	51,274
Income tax expense	(13,489)	(18,120)	(2,796)	(44,524)	(54,357)	(8,391)

Profit for the period / year	84,046	77,470	11,960	354,492	277,785	42,883

Other comprehensive (loss) / income for the period / year

Foreign operations - foreign currency translation differences	(3,137)	8,401	1,297	(4,481)	20,780	3,208

Total comprehensive income for the period / year	80,909	85,871	13,257	350,011	298,565	46,091

Profit attributable to:
Shareholders of the Company	84,290	72,957	11,263	358,513	273,703	42,253
Non-controlling interests	(244)	4,513	697	(4,021)	4,082	630

	84,046	77,470	11,960	354,492	277,785	42,883

Basic earnings per share(1)	0.68	0.47	0.07	2.90	1.90	0.29
Diluted earnings per share(2)	0.66	0.46	0.07	2.86	1.88	0.29

Total comprehensive income attributable to:
Shareholders of the Company	81,153	81,358	12,560	354,032	294,483	45,461
Non-controlling interests	(244)	4,513	697	(4,021)	4,082	630

	80,909	85,871	13,257	350,011	298,565	46,091

(1)    The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average number of ordinary shares outstanding during the relevant periods.

(2)    The calculation of diluted earnings per share is based on the profit attributable to shareholders of the Company and weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive ordinary shares during the relevant periods.

(3) The reconciliation of adjusted gross margin (to exclude warranty provision from cost of sales) is as below:

	For the three-month period ended December 31,			For the year ended December 31,
	2014	2015	2015	2014	2015	2015
	RMB‘000	RMB‘000	USD‘000	RMB‘000	RMB‘000	USD‘000
Revenue (A)	1,995,988	2,160,251	333,485	5,872,439	6,797,068	1,049,286

Cost of sales (B)	(1,724,045)	(1,817,877)	(280,632)	(5,059,375)	(5,693,593)	(878,939)
Less: warranty provision	59,101	77,638	11,985	182,034	224,715	34,690

Cost of sales excluding warranty provision (C)	(1,664,944)	(1,740,239)	(268,647)	(4,877,341)	(5,468,878)	(844,249)

Gross margin [D=(A+B)/A]	13.6%	15.8%	15.8%	13.8%	16.2%	16.2%
Adjusted gross margin [E=(A+C)/A]	16.6%	19.4%	19.4%	16.9%	19.5%	19.5%

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of	As of
	December 31, 2014	December 31, 2015
	RMB ‘000	RMB ‘000	USD ‘000
Assets
Non-current assets
Property, plant and equipment	781,224	1,020,170	157,487
Intangible assets	76,426	639,715	98,755
Lease prepayments	344,563	337,701	52,132
Investments in associates	69,936	87,745	13,545
Investments in joint ventures	867,848	988,196	152,551
Other investment	30,000	30,000	4,631
Trade and other receivables	1,076,040	1,262,307	194,867
Prepayments	120,842	265,708	41,018
Deferred tax assets	222,343	297,644	45,948

Total non-current assets	3,589,222	4,929,186	760,934

Current assets
Inventories	2,015,820	3,052,529	471,229
Trade and other receivables	4,454,126	6,734,963	1,039,699
Prepayments	104,104	83,809	12,938
Other current assets	15,015	21,604	3,335
Pledged bank deposits	306,883	426,503	65,841
Cash and cash equivalents	2,169,810	1,697,872	262,106

Total current assets	9,065,758	12,017,280	1,855,148

Total assets	12,654,980	16,946,466	2,616,082

Equity
Issued share capital	864	1,053	163
Reserve for own shares	(39,386)	—	—
Capital reserves	3,721,039	4,343,480	670,518
Translation reserves	(78,704)	(57,924)	(8,943)
Accumulated losses	(173,829)	99,874	15,418

Total equity attributable to shareholders of the Company	3,429,984	4,386,483	677,156
Non-controlling interests	48,169	84,098	12,982

Total equity	3,478,153	4,470,581	690,138
Liabilities
Non-current liabilities
Deferred tax liabilities	13,961	31,471	4,858
Provisions	198,949	343,802	53,074
Trade and other payables	298,410	376,183	58,072
Deferred income	309,398	346,697	53,521

Total non-current liabilities	820,718	1,098,153	169,525

Current liabilities
Bond payable	999,749	597,671	92,265
Trade and other payables	5,649,670	8,181,457	1,262,999
Short-term bank loans	551,450	658,541	101,661
Income tax payable	44,309	177,850	27,455
Provisions	301,966	284,571	43,930
Deferred income	67,652	68,372	10,555
Deferred revenue	741,313	1,409,270	217,554

Total current liabilities	8,356,109	11,377,732	1,756,419

Total liabilities	9,176,827	12,475,885	1,925,944

Total equity and liabilities	12,654,980	16,946,466	2,616,082

SOURCE: China Ming Yang Wind Power Group Limited